Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash	$8,894,053	$80,466
Restricted cash	-	576,739
Accounts receivable, net	11,032,979	11,781,103
Inventories, net	2,673,140	1,572,224
Advance to suppliers, net	10,815,661	14,469,299
Due from related parties	4,048,147	33,228
Prepaid expenses and other current assets	5,000,480	4,296,949
Current assets held for sale associated with the sale of the Gansu subsidiary	-	6,983,849
TOTAL CURRENT ASSETS	42,464,460	39,793,857
NON-CURRENT ASSETS
Property, plant and equipment, net	13,891,780	15,005,686
Intangible assets, net	742,924	776,995
Right-of-use lease assets, net	34,376	141,895
Deferred tax assets, net	1,342	1,388
Long-term others receivable	14,449,247	-
Non-current assets held for sale associated with the sale of the Gansu subsidiary	-	6,045,611
TOTAL NON-CURRENT ASSETS	29,119,669	21,971,575
TOTAL ASSETS	$71,584,129	$61,765,432

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$7,586,798	$5,719,493
Current portion of long-term loans	878,587	461,765
Accounts payable	2,052,309	3,428,102
Due to related parties	118,965	244,871
Taxes payable	2,809,424	3,681,166
Deferred revenue	256,859	506,769
Accrued expenses and other current liabilities	3,680,273	2,243,219
Operating lease liability, current	20,002	148,904
Current liabilities held for sale associated with the sale of the Gansu subsidiary	-	11,543
TOTAL CURRENT LIABILITIES	17,403,217	16,445,832

NON-CURRENT LIABILITIES
Long-term loans	275,607	970,061
	275,607	970,061
TOTAL LIABILITIES	$17,678,824	$17,415,893

COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred shares ($0.001 par value, 50,000,000 preferred shares authorized, no shares were issued and outstanding as of March 31, 2025 and September 30, 2024)	$-	$-
Class A Ordinary shares ($0.025 par value, 1,000,000,000 shares authorized, 3,675,677 and 158,823 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*)	91,891	3,970
Class B Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 2,041,839 and nil shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	2,042	-
Additional paid in capital	35,754,942	25,005,100
Statutory reserve	2,733,354	2,733,354
Retained earnings	18,910,912	18,741,685
Accumulated other comprehensive income	(3,971,249)	(2,577,418)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	53,521,892	43,906,691
Non-controlling interest	383,413	442,848
TOTAL SHAREHOLDERS’ EQUITY	53,905,305	44,349,539
TOTAL LIABILITIES AND EQUITY	$71,584,129	$61,765,432

*Retroactively restated to reflect the Company’s 1-for-25 share consolidation which was approved at extraordinary general meeting of the shareholders on April 15, 2025, and effective on May 19, 2025.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2025	2024
REVENUE	$7,949,845	$10,183,553
COST OF REVENUE	(6,041,997)	(7,215,116)
GROSS PROFIT	1,907,848	2,968,437

OPERATING EXPENSES
Selling expenses	(68,317)	(103,096)
General and administrative expenses	(1,459,009)	(1,890,452)
Research and development expenses	(96,472)	(890,384)
Total operating expenses	(1,623,798)	(2,883,932)

INCOME FROM OPERATIONS	284,050	84,505

OTHER INCOME (EXPENSES)
Interest income	116	161
Interest expense	(164,584)	(143,747)
Unrealized foreign transaction exchange gain (loss)	79,748	(2,747)
Government subsidies	-	61,081
Other income (expenses)	113,834	49,683
Total other expenses, net	29,114	(35,569)

INCOME BEFORE INCOME TAX PROVISION	313,164	48,936

INCOME TAX PROVISION	(177,253)	(90,734)

NET INCOME (LOSS)	135,911	(41,798)
Less: net loss attributable to non-controlling interest	(33,316)	(31,279)
NET INCOME (LOSS) ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$169,227	$(10,519)

NET INCOME (LOSS)	$135,911	$(41,798)

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	(1,419,950)	367,971
TOTAL COMPREHENSIVE INCOME	(1,284,039)	326,173
Less: comprehensive loss attributable to non-controlling interest	(59,435)	126,222
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(1,224,604)	$199,951

(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO CLASS A AND CLASS B ORDINARY SHARE
Basic*	$0.56	$(0.20)
Dilute*	$0.50	$(0.20)

WEIGHTED AVERAGE NUMBER OF CLASS A AND CLASS B ORDINARY SHARES OUTSTANDING
Basic*	302,647	51,428
Diluted*	336,070	51,428

*Retroactively restated to reflect the Company’s 1-for-25 share consolidation which was approved at extraordinary general meeting of the shareholders on April 15, 2025, and effective on May 19, 2025.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares*	Amount	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2023	46,955	$1,174	-	$-	$18,088,056	$2,372,871	$18,703,996	$(3,681,445)	$35,484,652	$497,181	$35,981,833
Share-based compensation	9,600	240	-	-	1,009,596				1,009,836		1,009,836
Net loss	-	-	-	-			(10,519)		(10,519)	(31,279)	(41,798)
Foreign currency translation adjustment	-	-	-	-				210,470	210,470	157,501	367,971

Balance at March 31, 2024	56,555	$1,414	-	$-	$19,097,652	$2,372,871	$18,693,477	$(3,470,975)	$36,694,439	$623,403	$37,317,842

Balance at September 30, 2024	158,823	$3,970	-	$-	$25,005,100	$2,733,354	$18,741,685	$(2,577,418)	$43,906,691	$442,848	$44,349,539
Issuance of Class A Ordinary Shares for a public offering, net	3,590,528	89,763	-	-	10,454,042	-	-	-	10,543,805	-	10,543,805
Issuance of Class B Ordinary shares	(81,674)	(2,042)	2,041,839	2,042	-	-	-	-	-	-	-
Share-based compensation	8,000	200	-	-	295,800	-	-	-	296,000	-	296,000
Net income	-	-	-	-	-	-	169,227	-	169,227	(33,316)	135,911
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,393,831)	(1,393,831)	(26,119)	(1,419,950)

Balance at March 31, 2025	3,675,677	$91,891	2,041,839	$2,042	$35,754,942	$2,733,354	$18,910,912	$(3,971,249)	$53,521,892	$383,413	$53,905,305

*Retroactively restated to reflect the Company’s 1-for-25 share consolidation which was approved at extraordinary general meeting of the shareholders on April 15, 2025, and effective on May 19, 2025.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2025	2024
Cash flows from operating activities
Net income (loss)	$135,911	$(41,798)
Less: Net loss from discounted operation	-	(8,749)
Net income from continuing operation	135,911	(33,049)
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	-	21,441
Depreciation and amortization	617,343	688,466
Inventory reserve	-	58,349
Deferred income tax	-	(11,345)
Amortization of operating lease right-of-use assets	107,519	115,882
Share-based compensation	296,000	1,009,836
Unrealized foreign currency exchange loss (gain)	(79,848)	2,747
Changes in operating assets and liabilities:
Accounts receivable	361,239	(3,464,205)
Inventories	232,466	(498,736)
Advance to suppliers, net	9,964,799	(160,908)
Prepaid expenses and other current assets	4,758,681	801,781
Long-term others receivable	(14,500,947)	-
Accounts payable	(1,219,138)	(135,111)
Operating lease liabilities	(128,902)	(120,040)
Taxes payable	(753,138)	(224,459)
Deferred revenue	(249,910)	391,057
Accrued expenses and other current liabilities	(3,837,742)	(314,702)
Net cash (used in) provided by operating activities from continuing operation	(4,295,567)	(1,872,993)
Net cash used in operating activities from discontinued operations	-	(11,180)
Net cash used in operating activities	(4,295,567)	(1,884,173)

Cash flows from investing activities
Purchase of property and equipment	-	(693)
Proceeds from sales of property and equipment	4,395	-
Net cash used in investing activities from continuing operation	4,395	(693)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	4,395	(693)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	10,543,805	-
Proceeds from short-term loans	7,232,644	3,619,267
Proceeds from long-term loans	-	854,514
Repayment of short-term loans	(5,276,345)	(1,534,052)
Repayment of long-term loans	(124,467)	(510,128)
Proceeds from (repayment of) borrowings from related parties	(53,393)	80,752
Net cash provided by financing activities from continuing operation	12,322,244	2,510,353
Net cash provided by financing activities from discontinued operations	-	1,499
Net cash provided by financing activities	12,322,244	2,511,852

Effect of changes of foreign exchange rates on cash	205,812	(21,858)
Net increase (decrease) in cash	8,236,848	605,128
Cash, beginning of period	657,205	112,751
Cash, end of the period	8,894,053	717,879
Less: Cash of discontinued operations at the end of the period	-	1,339
Cash of the continued operations at the end of period	$8,894,053	$716,540

Supplemental disclosure of cash flow information
Cash paid for interest expense	$164,584	$143,747
Cash paid for income tax	$-	$-
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$-	$24,000
Right-of-use assets obtained in exchange for operating lease obligations	$-	$-